UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 8, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 630079101 Page 2 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    2,985,195 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                2,985,195 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,985,195 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

19.0%

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D

CUSIP No. 630079101 Page 3 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    1,069,750 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                1,069,750 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

1,069,750 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

6.8%

14. Type of Reporting Person (See instructions)

PN,

Schedule 13D

CUSIP No. 630079101 Page 4 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       472,812 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        4,054,945 shares
Each
Reporting     9 Sole Dispositive Power
Person          472,812 shares
With
             10 Shared Dispositive Power
                4,054,945 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,527,757

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

28.8%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D

CUSIP No. 630079101 Page 5 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        4,054,945 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                4,054,945 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,054,945

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

25.8%

14. Type of Reporting Person (See instructions)
CO

Page 6 of 8 Pages
Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value
$.01 per share (the "Common Stock") issued by Nanophase
Technologies Corporation, a Delaware corporation (the
"Company"), whose principal executive offices are located at 1319 Marquette Drive, Romeoville, IL 60446.

Item 2. Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"), Grace Investments,
Ltd., an Illinois limited partnership ("Grace
Investments"), Bradford T. Whitmore ("Whitmore") and
Spurgeon Corporation ("Spurgeon") (the "Filers"). Whitmore and Spurgeon are the general partners of Grace and Grace
Investments.

(b) The business address of Grace, Grace Investments, and
Whitmore is 1560 Sherman Avenue, Suite 900, Evanston,
Illinois 60201.  The business address of Spurgeon is 290
South County Farm Road, Third Floor, Wheaton, Illinois
60187.

(c) The principal business of Grace and Grace Investments is to purchase, sell, invest, and trade in securities.
Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

(f) Grace and Grace Investments is a Illinois limited partnership and Spurgeon is an Illinois corporation.
Whitmore is a citizen of the United States.

Page 7 of 8 Pages

Item 3.  Source and Amount of Funds

The Common Stock beneficially owned by the Filers was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction.

The Filers previously have reported their Common Stock ownership on Schedule 13G, and are making this filing on
Schedule 13D to reflect Grace Brothers' September 8, 2003 purchase from the Company of an additional 453,001 shares of Common Stock and a warrant to purchase an additional
453,001 shares of Common Stock. The purpose of this most recent acqusition of shares of Common Stock is for investment; the acquisition was made in the ordinary course of Grace's business and was not made for the purpose of acquiring control of the Company.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, if Grace exercised its warrants, it would beneficially own 2,985,195 shares of Common Stock, representing approximately 19.0% of the outstanding shares of Common Stock. Grace Investments beneficially owns 1,069,750 shares of Common Stock, representing approximately 6.8% of the outstanding shares of Common Stock. As general partner of Grace and Grace
Investments, if Grace exercised its warrants, Spurgeon may be deemed the beneficial owner of 4,054,945 shares of Common Stock, or 25.8% of the outstanding shares of Common
Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace and Grace
Investments, if Grace exercised its warrants, Whitmore may be deemed the beneficial owner of 4,054,945 shares of Common Stock, and 472,812 shares of Common Stock as direct beneficial owner, or 28.8% of the outstanding shares of Common Stock.

Page 8 of 8 Pages

(b) Grace: shared voting power (with Whitmore and Spurgeon)
2,532,194 Shares of Common Stock;
and
Warrants expiring on September 8, 2004 ($4.415 strike price) presently exercisable for 453,001 shares of Common
Stock

Grace Investments: shared voting power (with Whitmore and Spurgeon)
1,069,750 Shares of Common Stock

Whitmore:  shared voting power (with Grace, Grace
Investments and Spurgeon)
3,601,944 Shares of Common Stock;
and
Warrants expiring on September 8, 2004 ($4.415 strike price) presently exercisable for 453,001 shares of Common
Stock
and
sole voting power
472,812 Shares of Common Stock

Spurgeon:  shared voting power (with Grace, Grace
Investments, and Whitmore)
3,601,944 Shares of Common Stock;
and
Warrants expiring on September 8, 2004 ($4.415 strike price) presently exercisable for 453,001 shares of Common
Stock

(c) The Shares were purchased from the Company.
Transactions in the Company's Common Stock effected by the Filer during the past 60 days are set forth in Schedule A.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be Filed as Exhibits

Exhibit A - Directors and Executive Officers of Spurgeon
Corporation

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: September 17, 2003

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Page 9 of 9 Pages

SCHEDULE A

TRADE ACTIVITY FOR NANOPHASE TECHNOLOGIES CORPORATION
EFFECTED BY GRACE BROTHERS, LTD. FOR THE PREVIOUS 60 DAYS
(PURCHASED FROM THE COMPANY).

                          Amount of         Price per
Date        Security      Shares Purchased  Share
09/08/2004  Common Stock  453,001           $4.415


Exhibit A
Director and Officers of Spurgeon Corporation

Judith M. Van Kampen
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

Karla M. Van Kampen-Pierre
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

David Wisen
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of Van
Kampen Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Secretary of Spurgeon.  Trustee of
Judith M. Van Kampen Trust which is Manager of Van
Kampen Asset Management Company, LLC.  Senior Vice
President and General counsel of Van Kampen Asset
Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon. Controller of Grace Brothers, Ltd. and Senior Vice President and
Treasurer of Van Kampen Asset Management Company, LLC.

All are United States Citizens.

The Business address of Van Kampen Asset Management
Company, LLC is 290 South County Farm Road, Third Floor,
Wheaton, IL 60187.  The principal business of Van Kampen
Asset Management Company, LLC is investment and asset management.